Filed Pursuant to Rule 433

Dated January 13, 2009

Registration Statement No. 333-139431

McDONALD’S CORPORATION

USD 400 Million 5.000% Medium-Term Notes, Series I, Due 2019

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	A3 / A / A (Moody’s / Standard & Poor’s / Fitch)
Trade Date:	January 13, 2009
Settlement Date:	January 16, 2009
Maturity Date:	February 1, 2019
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes, Series I
Total Principal Amount:	USD 400,000,000
Coupon:	5.000%
Issue Price:	99.966% of principal amount
Yield to Maturity:	5.004%
Spread to Benchmark Treasury:	T + 270 basis points
Benchmark Treasury:	3.750% 10-year note due November 15, 2018
Benchmark Treasury Yield:	2.304%
Coupon Payments:	Pays Semi-Annually on the 1st day of February and August, beginning August 1, 2009
Day Count:	30 / 360
Redemption Provision:	Callable at any time at a make-whole price of the greater of (a) 100% of the principal amount, or (b) discounted present value at Treasury Rate plus 40 basis points
Joint Bookrunners:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
CUSIP:	58013MEG5

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald’s Corporation toll-free at 1-800-228-9623; Banc of America Securities LLC toll-free at 1-800-294-1322; or J.P. Morgan Securities Inc. collect at 1-212-834-4533.